Exhibit 4.20

English Summary of Loan Contracts dated July 30, 2012 and Guarantee Contracts dated June 14, 2012 between

Spreadtrum Communications, Inc.

and

Shenzhen Development Bank Co., Ltd.

On July 30, 2012, Spreadtrum Communications, Inc. (“Spreadtrum”) entered into two twenty-four (24) –month loan contracts with an aggregate principal amount of US$50 million with Shenzhen Development Bank Co., Ltd., which is currently known as Ping An Bank Co., Ltd. (the “Bank”), based in Shenzhen, the People’s Republic of China.

The loans would be used for working capital purpose and were secured by guarantees issued by the Bank’s Shanghai Branch in the amounts of RMB248.6 million and US$14 million, respectively. These guarantees are effective from July 27, 2012 to August 13, 2014. In exchange for such guarantees, Spreadtrum shall deposit as collateral amounts equal to 100% of the guarantee amounts with the Bank and such deposit shall bear an interest rate of 3.75%. The fixed interest rate of the loans is 1 year Libor as of the draw-down date plus 2.2% per annum. The interest shall be calculated and paid quarterly. The loan shall be fully repaid in one installment after the expiration of twenty-four (24) months from the draw-down date. Spreadtrum irrevocably authorizes the Bank to directly deduct any loan principal that is due together with the accrued interest from any of Spreadtrum’s account(s) with the Bank. Under both loan contracts, Spreadtrum needs to notify the Bank thirty (30) days in advance if it engages in (i) any material change in its operation structure, shareholding structure or major business, (ii) disposition of material assets with a value of more than ten percent (10%) of its net assets through sale, gift, lending, transfer or pledge, (iii) declaration of dividends in excess of thirty percent (30%) of net profit or twenty percent (20%) of unallocated proft, (iv) investments in excess of twenty percent (20%) of its net assets, (v) change of terms of loans from other banks or prepayment of other long term debts, (vi) repayment of debts owed to Spreadtrum’s shareholders, or (vii) application of credit lines from other banks, provision of guarantees to third parties or waiver of loans advanced to third parties with respect to amounts in excess of twenty percent (20%) of its net assets. If the Bank regards the above activities as affecting the performance of the loan contracts, Spreadtrum shall not carry out such activities without the prior written consent of the Bank. Spreadtrum also needs to notify the Bank within seven (7) business days of the occurrence of any of the following events and the Bank has the right to determine whether to require Spreadtrum to provide additional guarantee or demand repayment of the loans: (i) change of shareholder or controlling person; (ii) material deterioration of financial condition or other financial crisis; (iii) administrative or criminal punishment resulted from illegal operation or involvement in material legal disputes; (iv) administrative or criminal punishment of Spreadtrum, its shareholders or controlling persons and key management or any other incidents preventing them from normal performance of duties; (v) guarantee for third parties which results in material adverse impact on Spreadtrum’s financial condition or capabilities in performing the loan contracts; (vi) split, merger, material acquisition, restructuring, disposition of material assets, capital decrease, business suspension or termination, liquidation, reorganization, dissolution, or bankruptcy of Spreadtrum; (vii) other material events or defaults that could impact Spreadtrum’s operations or the safety of the Bank’s loans.

In the event of default by Spreadtrum, the Bank, at its sole discretion, may declare a loan repayable, cancel Spreadtrum’s right to draw down on any portion of the loan which has not yet been drawn down, adjust the amount, term and interest of the loan, deduct the loan together with the accrued interest and the associated cost from Spreadtrum’s accounts with the Bank, demand additional collateral to the satisfaction of the Bank, enforce the guarantees, charge penalty, exercise subrogation rights or take any other actions permitted by law or the loan contracts. Customary events of default include the borrower’s violation of its representation and warranties or obligations under the loan contracts, avoiding loan repayment through related party transactions or other activities, hiding material facts from the Bank, use of the loan proceeds in violation of the agreed purpose, and the occurrence of any events outlined above which Spreadtrum should notify the Bank and such events being considered by the Bank to affect the safety of its loans.

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